EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2017
Earnings:
Income before income taxes	$1,308.4
Add: Dividends from equity method investments	3.2
Fixed charges	257.8
Total earnings	$1,569.4

Fixed charges:
Interest expense (a)	$169.2
Rent expense interest factor (b)	88.6
Total fixed charges	$257.8

Ratio of earnings to fixed charges	6.09x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.